

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov



090201

Filed in the office of	Document Number
[signature]	20100667590-86
	Filing Date and Time
Ross Miller	09/03/2010 11:45 AM
Secretary of State	Entity Number
State of Nevada	C18394-2002

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

BIBB CORPORATION

2. The articles have been amended as follows: (provide article numbers, if available)

FIRST The name of the entity shall be Z3 Enterprises, Inc. (the "Corporation"). The Corporation is a for-profit corporation. The date of the original formation of the Corporation is July 21, 2002. The primary business address of the Corporation is 2831 St. Rose Parkway, Suite 204, Henderson, Nevada 89052

THIRD Authorized Capital Stock. The authorized capital stock of the Corporation consists of One Hundred Five Million (105,000,000) shares having a par value of one tenth of one cent ($.001) per share, divided into Ninety Five Million (95,000,000) shares of Common Stock and Ten Million (10,000,000) shares of Preferred Stock (as such the Preferred stock may be further divided into an unlimited number of classes of "Preferred" stock as approved by a majority vote the Board of Directors).

Upon the effectiveness (the "Effective Date and Time") of the Amendment to the above Article adding this sentence: Each share of Common Stock that is issued and outstanding immediately prior to the Effective Date and Time (which shall include each fractional share in excess of one (1) share held by any shareholder), shall be increased and reclassified into Six (6) fully-paid shares of Common Stock.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: *70 %*

4. Effective date of filing: (optional)   *9/3/2010*

                        (must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X *[signature] Jordan Bibb*

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.   Nevada Secretary of State Amend Profit-After
                                                        Revised 3-6-09

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